Gary B. Wolff, P.C.	488 Madison Avenue Suite 1100 New York, New York 10022
Counselor at Law	Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.net

November 4, 2008

Terry French

Accountant Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Develocap, Inc.

Item 4.01 of Form 8-K

File No.: 0-50613

Dear Mr. French:

In response to Commission’s Comment Letter dated September 25, 2008 as relates to Form 8-K filed October 30, 2007, please be advised that Develocap has filed necessary amendment to Form 8-K (with Date of Report of October 13, 2007) which Form 8-KA1 now contains former auditors’ letters as Exhibits c(1) and (2) to Item 9.01.

Please be further advised that we are enclosing herewith letter from Develocap acknowledging certain matters set forth in aforesaid September 25, 2008 Comment Letter.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

Enclosure

Develocap, Inc.

488 Madison Avenue

New York, NY 10022

November 4, 2008

Terry French

Accountant Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Develocap, Inc.

Item 4.01 of Form 8-K

File No.: 0-50613

We are responding to Commission Comment Letter dated September 25, 2008 acknowledging that:

•

We are responsible for the adequacy and accuracy of the disclosure in filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;  and

•

Develocap may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DEVELOCAP, INC.

/s/ Stephen B. Schneer

____________________________________

STEPHEN B. SCHNEER, PRESIDENT